SOUTHWESTERN RESOURCES CORP. Suite 1650 - 701 West Georgia Street Vancouver, BC, Canada, V7Y 1C6

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

May 6, 2008

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders (the “Meeting”) of Southwestern Resources Corp. (the "Company") will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Tuesday May 6, 2008 at 10:00 a.m. Pacific Time for the following purposes, as more fully set forth in the Management Information Circular accompanying this Notice:

1.

to receive and consider the Report to Shareholders, the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2007 and the Auditors’ Report thereon;

2.

to set the number of directors at four and elect directors for the ensuing year;

3.

to appoint auditors for the Company and authorize the directors to fix the auditors’ remuneration;

4.

to consider and, if deemed appropriate, approve all unallocated stock options under the Company’s incentive Stock Option Plan; and

5.

to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Report to Shareholders, Audited Consolidated Financial Statements and Auditors’ Report are included in the Company’s Annual Report.

The Directors have fixed the close of business on March 20, 2008 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting, either in person or by proxy, in accordance with and subject to the provisions of the Business Corporations Act (British Columbia).

BY ORDER OF THE BOARD OF DIRECTORS

“W. David Black”

March 21, 2008

W. David Black

Vancouver, British Columbia

Chair of the Board

The Board of Directors encourages each shareholder to attend the Meeting in person.  WHETHER OR NOT YOU EXPECT TO ATTEND, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person. To be effective, proxies must be received by the Company’s transfer agent, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the commencement of the Meeting.  The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting. Beneficial shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.